EXHIBIT 99.1


                  FORWARD-LOOKING INFORMATION AND RISK FACTORS


The Company's Annual Report on Form l0-K for the year ended December 31, 2001, the Company's 2001 Annual Report to Shareholders, any Quarterly Report on Form 10-Q or Current Report on Form 8-K of the Company, or any other oral or written statements made by or on behalf of the Company, may contain forward-looking statements within the meaning of the Section 21E of the Securities and Exchange Act of 1934, as amended, which involve certain risks and uncertainties. Forward-looking statements are included with respect to, among other things, the Company's current business plan, business and investment strategy and portfolio management. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. The Company's actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The actual results of the Company may differ significantly from any results expressed or implied by these forward-looking statements. Factors that might cause such a difference include but are not limited to, (a) the general political, economic and competitive conditions, in the United States, (b) the level and volatility of prevailing interest rates and credit spreads, adverse changes in general economic conditions and real estate markets, the deterioration of credit quality of borrowers and the risks associated with the ownership and operation of real estate, (c) a significant compression of the spreads of the interest rates earned on interest-earning assets over the interest rates paid on interest-bearing liabilities that adversely affects operating results, (d) adverse developments in the availability of desirable loan and investment opportunities and the ability to obtain and maintain targeted levels of leverage and borrowing costs, (e) adverse changes in local market conditions, competition, increases in operating expenses and uninsured losses, affecting a property owner's ability to cover operating expenses and the debt service on financing provided by the Company, (f) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Securities and Exchange Commission; and the risk factors set forth below.

Risk Factors Related to Our Business

Because we have recently commenced our investment management business, we are subject to risks and uncertainties associated with developing and operating a new business, and we may not achieve from this new business the investment returns that we expect.

Our investment management business commenced in March 2000 and therefore does not have a proven track record of results upon which to evaluate our performance. We will encounter risks and difficulties as we proceed to develop and operate our new business. In order to achieve our goals as an investment manager, we must:

o manage our mezzanine funds successfully by investing a majority of our fund capital in suitable investments that meet the funds' specified investment criteria,
o reorient and incent our management and professional staff to the task of developing and operating the investment management business,
o structure, sponsor and capitalize future real estate related funds and other investment products under our management that provide investors with attractive investment opportunities, and
o convince third party investors that an investment in our future funds will meet their investment objectives and will generate attractive returns.


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There can be no assurance that we will successfully develop and operate our investment management business to achieve the investment returns we expect.

Our success in developing and operating the investment management business will depend in part on the demand for real estate related investment opportunities such as those provided by our mezzanine funds and other real estate related funds and other investment products.

Our ability to develop, operate and sustain our investment management business will depend in part on the strength of the market for private equity investments generally and the demand for real estate related private equity investments in particular. Markets for real estate related investments can be materially and adversely affected by factors beyond our control, including volatility in the global capital markets, adverse changes in general economic conditions, an unfavorable market for real estate and competition from other investment opportunities available to third party investors.

We will face substantial competition from established participants in the private equity market as we offer the mezzanine and other real estate related funds to third party investors.

We are a recent entrant into the investment management business. As we offer our mezzanine and other real estate related funds as investment opportunities to third party investors, we will face significant competition from established Wall Street investment banking firms and large financial institutions which have proven track records in marketing and managing private equity investment funds and are otherwise competitively advantaged because they have access to pre-existing third party investor networks into which they can channel competing investment opportunities. If our competitors offer investment products that are competitive with the mezzanine and other fund investments offered by us, we will find it more difficult to attract investors and to capitalize our mezzanine and other real estate related funds.

Our success in deploying our mezzanine funds' capital to originate or acquire a targeted portfolio of assets will depend on the availability of, and the degree of competition for, attractive investments.

Our operating results will be dependent upon the availability of, as well as our ability to identify, consummate, manage and realize, high yielding real estate investment opportunities. If we are not successful in investing all available equity capital for our funds, it will reduce the potential revenues we earn following our funds' investment period when our management fee base shifts from the amount of capital commitments to the amount of invested assets. We may expend significant time and resources in identifying and consummating targeted investments. In general, the availability of desirable high yielding real estate opportunities and, consequently, our funds' investment returns will be affected by the level and volatility of interest rates, by conditions in the financial markets and by general economic conditions. No assurance can be given that we will be successful in identifying and consummating investments which satisfy our rate of return objectives or that such investments, once consummated, will perform as anticipated. We will be engaged in a competitive business and will be competing for attractive investments with traditional lending sources as well as existing funds, or funds formed in the future, with similar investment objectives.

Our loans and investments will expose us to a high degree of risk associated with investing in commercial real estate related assets.

Real estate historically has experienced significant fluctuations and cycles in value that may result in reductions in the value of real estate related investments. The performance and value of our loans and investments once originated or acquired by us will depend on many factors beyond our control. The ultimate performance and value of our investments will be subject to the varying degrees of risk generally incident to the ownership and operation of the commercial property which collateralize or support our investments. The ultimate performance and value of our loans and investments depends upon the commercial property owner's ability to operate the property so that it produces the revenues and cash flow needed to pay the interest and principal due to us on the loans and investments. Revenues and cash flow may be adversely affected by:


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o    changes in national economic conditions,
o changes in local real estate market conditions due to changes in national or local economic conditions or changes in neighborhood characteristics, competition from other properties offering the same or similar services,
o changes in interest rates and in the availability of mortgage financing on favorable terms, o the impact of present or future environmental legislation and compliance with environmental laws, o the ongoing need for capital improvements (particularly in older structures), o changes in real estate tax rates and other operating expenses, o adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes and other natural disasters, acts of war or terrorism, which may result in uninsured losses,
o    adverse changes in zoning laws, and
o other factors that are beyond our control and the control of the commercial property owners.

In the event that any of the properties underlying our loans and investments experience any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted.

Our balance sheet asset portfolio continues to become more concentrated in mark-to market mortgage backed securities and related hedges which subjects us to greater swings in equity and income as we record balance sheet gains and losses on such assets.

Our venture agreement with Citigroup restricts our ability to originate new assets for our balance sheet. Our balance sheet portfolio therefore continues to become more concentrated in mark-to-market mortgage backed securities as non-mark-to-market loans mature or are paid off early. In an environment of lower interest rates, there is a risk that our existing loans will pay off early. We have adopted accounting policies under which such derivatives will impact either or both shareholders' equity or net income depending on the extent to which components of interest rate risk are hedged. For those hedges characterized as a fair value hedge, the changes in fair value of the hedge and the hedged item are reflected in earnings each quarter. For those hedges characterized as cash flow hedges, the unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship. The more concentrated our balance sheet becomes in mark-to-market assets, the greater the potential for swings in equity and income as we record gains and losses on such assets on our balance sheet. If interest rates fluctuate and affect significantly the market value of such mark-to-market assets the corresponding reductions or increases in equity and income may be significant.

We may not achieve our targeted rate of return on our investments.

We will originate or acquire investments based on our estimates or projections of internal rates of return and current returns, which in turn are based on, among other considerations, assumptions regarding the performance of assets, the amount and terms of available financing and the manner and timing of dispositions, including possible asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on an investment.

We may not be able to obtain the level of leverage necessary to optimize our return on investment. If we do incur significant leverage, we will be subject to the risks of holding leveraged investments.

Our return on investment will depend, in part, upon our ability to grow our funds' portfolio of invested assets through the use of leverage. Our ability to obtain the necessary leverage on attractive terms will ultimately depend upon our ability to maintain interest coverage ratios meeting market underwriting standards which will vary according to lenders' assessments of our and our funds' creditworthiness and the terms of the borrowings. The failure to obtain and/or maintain leverage at desired levels, or to obtain leverage on attractive terms, could have a material adverse effect on our funds' performance.


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Moreover, we are dependent upon a few lenders to provide the primary credit facilities for our origination or acquisition of loans and investments.

Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in the net worth of our funds. We expect that our funds will leverage assets only when there is an expectation that leverage will enhance returns, although there can be no assurance that the use of leverage will prove to be beneficial. Where pledged assets are marked-to-market, a decline in market value may require us to pledge additional collateral to secure our borrowings. Moreover, there can be no assurance that our funds will be able to meet their debt service obligations and, to the extent that they cannot, they risk the loss of some or all of their assets or a financial loss if they are required to liquidate assets at a commercially inopportune time.

We are dependent upon our senior management team to develop and operate our investment management business.

Our ability to develop and operate our investment management business depends to a substantial extent on the experience, relationships and expertise of our senior management and key employees. There can be no assurance that these individuals will remain in our employ. The employment agreement with our chief executive officer, John R. Klopp, following the expected extension thereof, expires in 2003, unless further extended. The loss of the services of our senior management and key employees could have a material adverse effect on the our operations.

We will be exposed to the risks involved with making subordinated investments.

Our mezzanine funds' investments will involve the additional risks attendant to investments consisting of subordinated loan positions. In many cases, management of our investments and our remedies with respect thereto, including the ability to foreclose on the collateral securing such investments, will be subject to the rights of senior lenders and the rights as set forth in certain intercreditor agreements.

Our mezzanine funds, loans and investments may be subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

We intend our mezzanine funds to make loans with "floating" interest rates to protect against fluctuations in interest rates. However, the funds may from time to time make fixed rate loans. In such cases, the funds may employ various hedging strategies to limit the effects of changes in interest rates on its operations, including engaging in interest rate swaps, caps, floors and other interest rate exchange contracts. No strategy can completely insulate the funds from the risks associated with interest rate changes and there is a risk that they may provide no protection at all. Hedging transactions involve certain additional risks such as the legal enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract or a rise in transaction costs. There can be no assurance that our funds will be able to enter into hedging transactions or that such hedging transactions will adequately protect the funds against the foregoing risks. In addition, hedges which are not under applicable accounting guidance appropriately correlated with a fixed rate loan will impact our income as gains and losses on such hedges are recorded.

Our loans and investments may be illiquid which will constrain our ability to vary our portfolio of investments.

Real estate investments are relatively illiquid. Such illiquidity may limit our ability to vary our funds' portfolio of investments in response to changes in economic and other conditions. Illiquidity may result from the absence of an established market for investments as well as the legal or contractual restrictions on their resale. In addition, illiquidity may result from the decline in value of a property securing one of the funds' investments. There can be no assurance that the fair market value of any of the real property serving as security will not decrease in the future, leaving the funds' investment under-collateralized or not collateralized at all.




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We may invest in troubled assets which are subject to a higher degree of financial risk.

We may make investments in non-performing or other troubled assets that involve a higher degree of financial risk and there can be no assurance that our investment objectives will be realized or that there will be any return on investment. Furthermore, investments in properties operating in work-out modes or under bankruptcy protection laws may, in certain circumstances, be subject to additional potential liabilities that could exceed the value of an investor's original investment, including equitable subordination and/or disallowance of claims or lender liability.

We may not have control over certain of our loans and investments.

Our ability to manage our portfolio of loans and investments will be subject to the form in which they are made. In certain situations, our funds may:

o    acquire only a minority interest,
o co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests,
o rely on independent third party management or strategic partners with respect to the management of an asset, or
o    acquire only a participation in an asset underlying an investment.

Therefore, we may not be able to exercise control over the loan or investment. Such financial assets may involve risks not present in investments where third party controlling investors or third parties are not involved. For example, a third party partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals which are inconsistent with ours and those of the funds, or may be in a position to take action contrary to the funds' investment objectives. In addition, our funds may, in certain circumstances, be liable for the actions of its third party partners or co-venturers.

Our mezzanine and other funds will be subject to the risk of defaults by third party investors on their capital commitments.

The capital commitments made by third party investors to our mezzanine and other funds represent promises by those investors to contribute cash to the funds from time to time as investments are made by the funds. We will therefore be subject to general credit risks that the investors may default on their capital commitments. If defaults occur, we may not be able to close loans and investments we have identified and negotiated, which could materially and adversely affect the fund's investment program or make us liable for breach of contract, in either case to the detriment of our franchise in the private equity market.

We must manage our portfolio and the portfolios of our funds in a manner that allows us to rely on an exclusion from registration under the Investment Company Act of 1940 in order to avoid the consequences of regulation under this Act.

We rely on an exclusion from registration as an investment company afforded by
Section 3(c)(5)(C) of the Investment Company Act. Under this exclusion, we are required to maintain, on the basis of positions taken by the SEC staff in interpretive and no-action letters, a minimum of 55% of the value of the total assets of our portfolio in "mortgages and other liens on and interests in real estate." We refer to this category of investments herein as "Qualifying Interests." In addition, we must maintain an additional minimum of 25% of the value of our total assets in Qualifying Interests or other real estate-related assets. Because registration as an investment company would have a material adverse effect on us and our share price, since it would significantly affect our ability to engage in certain transactions or to organize ourselves in the manner we currently do, we intend to maintain our qualification for this exclusion from registration.

If our portfolio did not comply with the requirements of the exclusion we rely upon, we could be forced to alter our portfolio by selling or otherwise disposing of a substantial portion of the assets that are not Qualifying Interests or by acquiring significant position in assets that are Qualifying Interests. Altering



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our portfolio in this manner may have a material adverse effect on our investment if we are forced to dispose of or acquire assets in an unfavorable market.

Risk Factors Relating to Our Stock

Because a limited number of shareholders, including members of our management team, own a substantial number of our shares, decisions made by them may be detrimental to your interests.

By virtue of their direct and indirect share ownership, John R. Klopp, a director and our president and chief executive officer, Craig M. Hatkoff, a director and former officer, and a trust for the benefit of our chairman of the board, Samuel Zell, have the power to significantly influence our affairs and are able to influence the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, amendments to our charter, mergers, sales of assets and other acquisitions or sales. The influence exerted by these shareholders over the company's affairs might not be consistent with the interests of other shareholders. We cannot assure you that these shareholders will not exercise their influence over us in a manner detrimental to your interests. As of March 2002, these shareholders collectively own and control 7,985,181 shares of our class A common stock representing approximately 42% of our outstanding class A common stock as of that date. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our class A common stock.

The exercise of the outstanding warrants held by affiliates of Citigroup Investments Inc. or the conversion of the outstanding convertible trust preferred securities held by EOP Operating Limited Partnership, Vornado Realty, L.P. and the General Motors Employes Global Group Pension Trust could result in other significant concentrated holdings of class A common stock. The Citigroup affiliates may acquire 8,528,467 shares of our class A common stock upon exercise of their warrants. EOP Operating Limited Partnership, Vornado Realty, L.P. and General Motors Employes Global Group Pension Trust may each acquire 4,273,424 shares of our class A common stock. Officers, directors or other related persons of these securityholders serve on our board of directors and therefore have the power to significantly influence our affairs. If these securityholders acquire a significant ownership position, they may acquire the ability to influence the outcome of matters submitted for shareholder approval.

Some provisions of our charter and bylaws and Maryland law may deter takeover attempts, which may limit the opportunity of our shareholders to sell their shares at a favorable price.

Some of the provisions of our charter and bylaws and Maryland law discussed below could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders, by providing them with the opportunity to sell their shares at a premium to the then current market price.

Issuance of Preferred Stock Without Shareholder Approval. Our charter authorizes our board of directors to authorize and issue up to 100,000,000 shares of preferred stock, up to 100,000,000 shares of class A common stock and up to 100,000,000 shares of class B common stock. Our charter also authorizes our board of directors, without shareholder approval, to classify or reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock and to increase the aggregate number of shares of stock of any class or series that may be issued. The board therefore has the power to increase the number of shares of preferred stock we may issue without shareholder approval. Preferred stock may be issued in one or more series, the terms of which may be determined without further action by shareholders. These terms may include preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could materially adversely affect the rights of holders of our common stock, and therefore could reduce its value. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The power of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current shareholders' control.



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Advance Notice Bylaw. Our bylaws contain advance notice procedures for the introduction of business and the nomination of directors. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect shareholder-nominated directors and to propose and approve shareholder proposals opposed by management.

Maryland Takeover Statutes. We are subject to the Maryland Business Combination Act which might enable our management to resist an unsolicited takeover of our company. The statute substantially restricts the ability of third parties who acquire, or seek to acquire, control of our company to complete mergers and other business combinations without the approval of our board of directors even if such transaction would be beneficial to shareholders. "Business combinations" between such a third party acquiror and our company are prohibited if the acquiror becomes an "interested shareholder" by obtaining beneficial ownership of 10 percent or more of shareholder voting power. If our board of directors approved in advance the transaction that would otherwise give rise to the acquiror attaining such status, the acquiror would not become an interested shareholder and, as a result, it could enter into a business combination with us. Our board of directors could choose not to negotiate with an acquirer if the board determined in its business judgment that considering such an acquisition was not in the strategic interests of our company. Even after the lapse of the five-year prohibition period, any business combination with an interested shareholder must be recommended by our board of directors and approved by the affirmative vote of at least:

o    80% of the votes entitled to be cast by shareholders and
o two-thirds of the votes entitled to be cast by shareholders other than the interested shareholder and affiliates and associates thereof.

The super-majority vote requirements do not apply if the transaction complies with a minimum price requirement prescribed by the statute.

Our board of directors has exempted any business combination involving family partnerships controlled separately by John R. Klopp and Craig M. Hatkoff and a limited liability company controlled by a trust for the benefit of Samuel Zell. Our board of directors also adopted resolutions, subject to certain conditions, to approve our venture agreement with affiliates of Citigroup Investments Inc. which exempt such affiliates from the status of interested shareholders. As a result, the persons described above may enter into business combinations with us without compliance with the super-majority vote requirements and the other provisions of the statute.

We are also subject to the Maryland Unsolicited Takeovers Act which permits our board of directors, among other things, to elect on our company's behalf to stagger the terms of directors, to increase the shareholder vote required to remove a director and to provide that shareholder-requested meetings may be called only upon the request of shareholders entitled to cast at least a majority of the votes entitled to be cast at the meeting. Such an election would significantly restrict the ability of third parties to wage a proxy fight for control of our board of directors as a means of advancing a takeover offer. If an acquirer was discouraged from offering to acquire us, or prevented from successfully completing a hostile acquisition, you could lose the opportunity to sell your shares at a favorable price.


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